Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:35 18-Dec-06

RNS Number:1599O
Wolseley PLC
18 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Wolseley plc announces that the following transactions over ordinary shares of 25 pence each in the capital of the Company have taken place as follows:

(a) Share transactions by Mr Frank W Roach

Mr Frank W Roach, who is responsible for the Company's US North American businesses, increased his shareholding in the Company on 18 December 2008 by 7,839 ordinary shares.

He exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all such shares issued to him. He has also sold 4,000 ordinary shares at 1247 pence per share.

Director's	No. of options	Exercise price	No. of shares acquired	Date of
Name	exercised	per share	(in pence)	acquisition

Mr F W Roach	11,839	43.00	11,839	18.12.06

(b) Dividend reinvestment

The following share purchases have been made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator today:

		Purchase price per
Director's Name	No. of ADRs purchased	ADR in US$

Fenton N Hord	19.088	24.7247
Claude A S Hornsby	19.088	24.7247
Robert H Marchbank	19.096	24.7247
Frank W Roach	19.10	24.7247

As a result of the above transactions, Mr Hord now holds 91,489 ordinary shares in the Company, Mr Hornsby now holds 57,728 ordinary shares in the Company, Mr Marchbank now holds 26,481 ordinary shares in the Company and Mr Roach now holds 35,376 ordinary shares in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

This information is provided by RNS
The company news service from the London Stock Exchange